Hydro One Reports First Quarter Results

The Company announces a refreshed customer-focused strategy that builds on the successes of recent years and positions it to deliver on its commitment to building a brighter future for all Ontarians.

TORONTO, May 14, 2024 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2024.
First Quarter Highlights
•First quarter basic earnings per share (EPS) of $0.49 was higher than EPS of $0.47 for the same period in 2023.
•EPS for the quarter was higher year-over-year largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2024 transmission and distribution rates, partially offset by higher income tax expense, when excluding the impact of the cessation of DTA recovery in the prior year, and higher financing charges.
•Hydro One restored power to approximately 190,000 customers affected by the damaging high winds in parts of central, southern and eastern Ontario in late February to early March.
•Hydro One is proud to be once again listed in the Globe & Mail Women Lead Here Report on Business magazine’s annual benchmark of gender diversity in executive roles in Corporate Canada.
•Hydro One sponsored the Little Native Hockey League’s (LNHL) 50th anniversary tournament. Hydro One was recently inducted into the LNHL Hall of Fame as a “Friend of the Little NHL,” honouring a partnership that first began in 2003.
•Hydro One is proud to be listed on the Corporate Knights’ 2024 Global 100 ranking of the world’s most sustainable companies.
•Subsequent to quarter end, the Company received OEB approval of the Section 92 Leave to Construct application for the Waasigan Transmission Line.
•Subsequent to quarter end, the Company also received OEB approval to proceed with the acquisition of the Chapleau Public Utilities Corporation, that was previously announced in November 2023.
•Hydro One strengthened its leadership team with the addition of Renée McKenzie as Executive Vice President (EVP), Digital and Technology Solutions.
•The Company's capital investments and in-service additions for the quarter were $673 million and $240 million, respectively, compared to $499 million and $237 million in 2023.
•Quarterly dividend declared at $0.3142 per share, payable June 28, 2024.
“We have refreshed our corporate strategy to be more customer-focused while remaining agile and flexible to the changing landscape within the energy sector," said David Lebeter, President and Chief Executive Officer of Hydro One. “Hydro One has a definitive plan to navigate this time of change and build a modernized grid that meets the needs of Ontario.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(millions of Canadian dollars, except as otherwise noted)	2024	2023

Revenues	2,166	2,074
Purchased power	1,096	1,010
Revenues, net of purchased power[1]	1,070	1,064
Net income attributable to common shareholders	293	282

Basic EPS	$0.49	$0.47
Diluted EPS	$0.49	$0.47

Net cash from operating activities	462	350
Capital investments	673	499
Assets placed in-service	240	237

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,799	20,228
Distribution: Electricity distributed to Hydro One customers (GWh)	8,613	8,545
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2024 First Quarter Highlights
The Company reported net income attributable to common shareholders of $293 million during the quarter, compared to $282 million in the same period of 2023. This resulted in EPS of $0.49, compared to EPS of $0.47 in the prior year.
Revenues of $2,166 million for the first quarter were $92 million higher than revenues for the first quarter of 2023. Revenues, net of purchased power1 of $1,070 million for the first quarter were $6 million higher than revenues, net of purchased power1 for the first quarter of 2023. The increase is mainly attributable to higher revenues resulting from OEB-approved 2024 rates which was partially offset by the cessation of the OEB-approved recovery of deferred tax asset (DTA) amounts previously shared with ratepayers in the prior year. Lower revenues attributable to the DTA recovery are offset by a decrease in income tax expense and net income neutral in the period.
Operation, maintenance and administration (OM&A) costs in the first quarter of 2024 were slightly lower than the prior year. Once adjusted for net income neutral items, OM&A was slightly higher than the prior year primarily due to higher allowance for doubtful accounts.
Financing charges in the first quarter of 2024 were higher than the prior year primarily due to higher weighted-average interest rates and higher average debt levels.
Depreciation, amortization and asset removal costs for the first quarter of 2024 were slightly higher than the prior year mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, partially offset by lower amortization of regulatory assets.
Income tax expense for the first quarter of 2024 was lower than the prior year primarily due to the cessation of the DTA recovery period, which is offset in revenue and net income neutral. Once adjusted for net income neutral items, income tax expense was higher year-over-year primarily due to lower deductible timing differences and higher pre-tax earnings.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $673 million during the first quarter of 2024 and placed $240 million of new assets in-service.
Selected Operating Highlights
Hydro One has refreshed its corporate strategy, building on the strong foundation created by its existing strategy which delivered value to our shareholders, customers, partners and Ontarians. Given the pace of change within the energy sector, the corporate strategy has been refreshed to build on our successes as well as set out a roadmap to meet the evolving expectations of our customers.
Hydro One strengthened its leadership team with the addition of Renée McKenzie as EVP, Digital and Technology Solutions. Ms. McKenzie has more than 24 years of experience delivering innovative and digital solutions to achieve strategic business goals, enhance customer satisfaction and drive operational efficiencies. Previously, Ms. McKenzie held progressively more senior positions at OpenText, most recently as EVP, and Chief Information Officer.
Subsequent to quarter end, the Company received OEB approval for its Waasigan Transmission Line project. In cooperation with First Nation partners, the Waasigan Transmission Line will be a new double-circuit 230 kilovolt transmission line between Lakehead Transformer Station (TS) in the Municipality of Shuniah and Mackenzie TS in the Town of Atikokan, and a new single-circuit 230 kilovolt transmission line between Mackenzie TS and Dryden TS in the City of Dryden.
Common Share Dividends
Following the conclusion of the first quarter, on May 13, 2024, the Company declared a quarterly cash dividend to common shareholders of $0.3142 per share to be paid on June 28, 2024 to shareholders of record on June 12, 2024.

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Supplemental Segment Information

	Three months ended March 31
(millions of Canadian dollars)	2024	2023

Revenues
Transmission	553	555
Distribution	1,605	1,509
Other	8	10
Total revenues	2,166	2,074

Revenues, net of purchased power[1]
Transmission	553	555
Distribution	509	499
Other	8	10
Total revenues, net of purchased power[1]	1,070	1,064

Operation, maintenance and administration costs
Transmission	121	123
Distribution	180	185
Other	21	20
Total operation, maintenance and administration costs	322	328

Income before financing charges and taxes
Transmission	299	304
Distribution	211	192
Other	(16)	(12)
Total income before financing charges and taxes	494	484

Capital investments
Transmission	421	298
Distribution	249	196
Other	3	5
Total capital investments	673	499

Assets placed in-service
Transmission	64	115
Distribution	172	122
Other	4	—
Total assets placed in-service	240	237
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s first quarter 2024 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2023 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s first quarter 2024 results teleconference with the investment community will be held on May 14, 2024 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIe3165992422b44faad16a4edd9cfadee) prior to the scheduled start time to access Hydro One’s first quarter 2024 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.
Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2024	2023
Revenues	2,166	2,074
Less: Purchased power	1,096	1,010
Revenues, net of purchased power	1,070	1,064

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company's financing activities; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems, including facilitating connectivity for new load customers and generation sources; expectations regarding the refreshed corporate strategy and its impacts; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; expectations regarding the Company's plan to navigate times of change and build a modernized grid that meets the needs of Ontario; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on Hydro One’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Interim Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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